Exhibit (a)(10)

FOR IMMEDIATE RELEASE Investor Relations:	Media Relations
Chris Burns Ph: + 1-800-252-3526 David Marshall Ph:+ 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt/FTI Consulting Ph: +44-751-559-7858 Jamie Tully/Sard Verbinnen & Co Ph: +1-212-687-8080

Elan Provides Shareholders with Categorical View on Value

▪	The underlying value of Tysabri is $11.85 per share[1]. The upside is $17.15 per share[2]
▪	Additionally, the value of the cash is $3.65 per share[3]
▪	In total, the aggregate value of the Tysabri asset, pre-deduction of operating expenses, together with cash is $15.50 to $20.80[4] [5]
▪	Royalty Pharma’s $12.50 bid currently undervalues these assets by up to $4.3 billion[6]
▪	Tendering Elan shares at $12.50 will deprive shareholders of billions of dollars of present value

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▪	Valuation is based on strong fundamentals:
-	Tysabri expected to generate cash flows for another decade and potentially far longer[7]
-	Tysabri’s clinical and product characteristics make generic threat de minimis[8]
-	Tysabri revenue growth between 2008-2012 was 19% on a compounded basis[9]
-	Wall Street consensus estimates for Tysabri revenue growth between 2012-2016 is between 11-16% on a CAGR basis[10] [11]
-	Growth at these rates would result in between $484 million and $611 million in annual Tysabri royalties alone to Elan by 2016
-	Additional life cycle opportunities may provide further upside. This valuation is based on one indication (RRMS) only
-	Elan's effective cash tax rate on Tysabri royalties is approximately 1%[12]
-	Tysabri royalties will be shared directly with shareholders through a 20% dividend

***

▪	Elan has proposed four strategic transactions for shareholders’ vote at the June 17, 2013 EGM
▪	Shareholders will have the opportunity to vote for each transaction on a stand alone basis
▪	These transactions enable business diversification, risk reduction and are positive to the P&L13

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Dublin, Ireland – May 29, 2013 – Elan Corporation, plc (NYSE: ELN) (Elan) today is providing its shareholders and the market with an assessment of Tysabri’s value and Elan’s cash.

The information is being offered to enable proper and market driven assessment of Elan’s interest in the Tysabri asset and its cash as seen by Elan’s Board of Directors, executive management and financial advisors, Citi, Davy Corporate Finance, Morgan Stanley and Ondra Partners. The presentation slides accompanying this press release are available on our website at www.elan.com.

Mr. Robert A. Ingram, Chairman of Elan, provided the following commentary, “All of our actions have been, and will continue, to align our strategy in what we believe is in the best interest of our shareholders. We have had extensive analysis completed by our advisors and we believe the underlying value of Tysabri alone is between $11.85 - $17.15. Adding our cash of $3.65 per share, these assets in aggregate are worth at least $15.50 and as much as $20.80. Royalty Pharma’s current bid of $12.50 substantially undervalues these assets and tendering shares at this level would be to the direct detriment to our shareholders. Any credible proposal which may be made by Royalty Pharma or any other party will, as previously stated, be considered by the Company.

Mr. Kelly Martin, Chief Executive Officer of Elan, added, “In addition to maximizing the value of Tysabri, we have provided our shareholders with four additional transactions for approval at the upcoming EGM that will enable Elan to diversify risk in terms of assets, molecules, therapeutic areas and geographies while – at the same time – having a positive and immediate impact on our P&L and capital structure. All of these transactions have been assessed from a shareholder point of view and are designed to balance the short, medium and long term investment proposition and to deliver sustainable growth and benefits.”

About Elan

Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

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Assumptions and Sources and Bases

1 Pre-deduction of operating expenses and based on "street" consensus estimates for worldwide Tysabri Revenues through 2016E from the following brokers: Bank of America Merrill Lynch, Barclays, Berenberg, Bernstein, Brean Capital, Canaccord Equity, Citigroup, Cowen & Company, Credit Suisse, Davy, Deutsche Bank, Goldman Sachs, Goldman Sachs, Jefferies,  JMP Securities, JP Morgan, Lazard & Company, Leerink Swann, Morgan Stanley, Piper Jaffray, RBC Capital Markets, Stifel, UBS, Wells Fargo, and William Blair.

2 Based on Berenberg Bank estimates for worldwide Tysabri sales from report issued by it on May 14, 2013.

3 Based on pro forma net cash of March 31st, 2013 as set out in Elan's Q1 press release.

4 The Tysabri valuation is calculated pre-deduction of operating expenses. The value range does not include any of Elan's other current assets such as ELND005, Prothena, Proteotasis, JAI, or the new strategic transactions scheduled for approval at the EGM on June 17, 2013.

5 On 24 April 2013, Elan provided guidance to investors that it expected operating expenditure for FY13 to be between $170-190m, of which $150m was expected to be cash with the remainder non-cash. As outlined on 20 May 2013, included in this guidance was approximately $80m of cash expenses associated with ELND005. On the same date, and as a result of the divestment of ELND005, Elan guided that it expected its operating expenses to reduce by $35-45m for FY13 (representing approximately a half year impact of reduced operating costs).

Due to the restrictions associated with being in an offer period under the Irish Takeover Rules, Elan is currently not in a position to update its guidance in relation to operating expenses. However, it intends to do so as soon as practicable.

The level of operating expenses required to run the Elan business in the future could be expected to reflect the changed nature, and lighter infrastructure of that business as a pure play royalty recipient with no other operations. In this regard, as an example, a typical royalty recipient company, infrastructure light pharmaceutical business with all of its revenues derived from royalty streams, could be expected to have operating expenses of approximately $25m per year. For illustrative purposes, every $25m of operating expense would have a $0.55/share impact and $75m, a $1.70/share impact on the value of Tysabri royalty stream

6 Based on Royalty Pharma's offer price of $12.50 per share and Berenberg Bank estimates for worldwide Tysabri sales from report issued by it on May 14, 2013 and value of Elan cash (see note 3. above)

7 Opinion of the Board of Elan

8 Opinion of the Board of Elan

9 Based on reported sales of Tysabri

10 Based on "street" consensus estimates for worldwide Tysabri Revenues through 2016E from the following brokers: Bank of America Merrill Lynch, Barclays, Berenberg, Bernstein, Brean Capital, Canaccord Equity, Citigroup, Cowen & Company, Credit Suisse, Davy, Deutsche Bank, Goldman Sachs, Goldman Sachs, Jefferies,  JMP Securities, JP Morgan, Lazard & Company, Leerink Swann, Morgan Stanley, Piper Jaffray, RBC Capital Markets, Stifel, UBS, Wells Fargo, and William Blair

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11 16% estimate based on Berenberg Bank estimates for worldwide Tysabri sales from report issued by it on May 14, 2013

12 Opinion of the Board of Elan

13 Opinion of the Board of Elan

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Irish Takeover Rules

The Directors of Elan accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case); the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any holder of 1% or more of any class of relevant securities of Elan or of Royalty Pharma may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

No statement in this announcement is intended to be a profit forecast and profits and earnings per share will not necessarily be changed.

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Forward Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: risks related to delays or difficulties encountered in obtaining, or the failure to obtain, the approval of Elan’s shareholders for the Theravance, AOP and ELND005 transactions, the possibility that intervening events could arise which could alter the timing, or the ability to consummate the Theravance, AOP or the ELND005 transactions even if Elan shareholder approval is obtained, the risk that third parties could challenge any or all of the transactions, even if the transactions are approved by Elan shareholders and consummated, risks that the transactions do not provide the benefits to Elan that are anticipated, whether Elan can successfully access the capital markets to raise debt financing and, as Elan’s principal source of revenue may remain a royalty on sales of Tysabri, the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialization of products, whether internally or by acquisition, especially given the separation of the Prothena business which left Elan with no material pre-clinical research programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our development activities, and research and development activities in which Elan retains an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere; difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; whether Elan is deemed to be an Investment Company or a Passive Foreign Investment Company; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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Wall Street Forecasts: Tysabri Revenue Growth Elan Royalty ($m) $143 - $152(3) $342 - $366 $439 - $527 $484 - $611 Royalty Per Share(4) $0.28-$0.29 $0.66-$0.71 $0.85-$1.02 $0.93-$1.18 Dividend Pass-Through, Per Share(5) $0.05–$0.06 $0.13-$0.14 $0.17-$0.20 $0.19-$0.24 - 1 - Source: Wall Street Research. (1) Estimates for worldwide Tysabri revenues include the following brokers: Bank of America Merrill Lynch, Barclays, Berenberg, Bernstein, Brean Capital, Canaccord Equity, Citigroup, Cowen & Company, Credit Suisse, Davy, Deutsche Bank, Goldman Sachs, Goldman Sachs, Jefferies, JMP Securities, JP Morgan, Lazard & Company, Leerink Swann, Morgan Stanley, Piper Jaffray, RBC Capital Markets, Stifel, UBS, Wells Fargo, and William Blair. (2) Based on Berenberg Bank estimates for worldwide Tysabri sales from report issued on May 14, 2013. (3) Calculated based on 8 months of Tysabri royalties at 12% on a pro-rata basis. (4) Based on a fully diluted share capital of 518m shares as at 28 May 2013. (5) Based on 20% dividend policy announced on March 4, 2013. Street Consensus (1) Street Upside (2) $1,631 $1,790 $2,107 $2,316 $2,495 $1,904 $2,224 $2,668 $3,003 2012A 2013E 2014E 2015E 2016E

Value Range Of Tysabri & Cash: \$15.50 - \$20.80 Per Share(6)(8)



Street Consensus (1)
Street Upside (2)
Cash Value Per Share (7)
$15.50
$19.25
$16.65
$20.80
$11.85
$15.60
$13.00
$17.15
$3.65
$3.65
$3.65
$3.65
(4%) Terminal Growth
(2%) Terminal Growth
RP Revised Offer $12.50

Tysabri Alone Provides Elan Shareholders Substantial Multi Year Income And Growth

Source: Wall Street Research.

(6) Tysabri value per share pre deduction of operating expenses and assumes an estimated 1% effective cash tax rate through 2020 with 12.5% thereafter. Assumed WACC of 7.5%.
On April 24, 2013, Elan provided guidance to investors that it expected operating expenditure for FY13 to be between \$170-190m, of which \$150m was expected to be cash with the remainder non-cash. As outlined on 20 May 2013, included in this guidance was approximately \$80m of cash expenses associated with ELND005. On the same date, and as a result of the divestment of ELND005, Elan guided that it expected its operating expenses to reduce by \$35-45m for FY13 (representing approximately a half year impact of reduced operating costs).
Due to the restrictions associated with being in an offer period under the Irish Takeover Rules, Elan is currently not is a position to further update its guidance in relation to operating expenses. However, it intends to do so as soon as practicable.
The level of operating expenses required to run the current Elan business in the future could be expected to reflect the changed nature, and lighter infrastructure of that business as a pure play royalty recipient with no other operations. In this regard, as an example, a typical royalty recipient company, infrastructure light pharmaceutical business with all of its revenues derived from royalty streams, could be expected to have operating expenses of approximately \$25m per year. For illustrative purposes, every \$25m of operating expense would have a ~\$0.55/share impact and \$75m, a ~\$1.70/share impact on the value of Tysabri royalty stream.

(7) Assumes net cash of \$1.9bn (per share value of \$3.65). Does not contemplate recently announced Theravance, AOP Orphan, Speranza or capital structure transactions.

(8) Assumes Tysabri in-market sales growth of 5% per annum from 2017 through to patent expiry in 2024 (based on average consensus growth rate of 5.5% of in-market sales from 2016-2017).

élan

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